United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-05558	CUSIP Number 486026107
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	July 01, 2016
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Katy Industries, Inc.
Full Name of Registrant

Former Name if Applicable
11840 Westline Industrial Drive, Suite 200
Address of Principal Executive Office (Street and Number)
St Louis, Missouri 63146
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 11, 2016, Katy Industries, Inc. (the “Company”) entered into (i) an amendment and forbearance agreement with respect to its first lien credit facility (the “First Lien Credit Facility Amendment”); and (ii) an amendment with respect to its second lien credit facility (the “Second Lien Credit Facility Amendment” and, together with the First Lien Credit Facility Amendment, the “Credit Facility Amendments”). Pursuant to the First Lien Credit Facility Amendment, BMO Harris Bank N.A. (the “First Lien Lender”) agreed, among other things, to forbear from exercising its rights and remedies under the Company’s first lien credit facility in respect of existing defaults and certain other anticipated defaults for a period of up to six months (the “forbearance period”). The First Lien Lender may terminate the forbearance period under certain circumstances specified in the First Lien Credit Facility Amendment. Pursuant to the Second Lien Credit Facility Amendment, the lenders agreed to a further extension of credit in the amount of $5,750,000 (in addition to $750,000 of additional credit extended on July 22, 2016). The Second Lien Credit Facility Amendment additionally amends the Company’s second lien credit facility to grant the the administrative agent thereunder the option to convert, in whole or in part, the outstanding principal amount of existing term loan plus accrued and unpaid interest under the loan being converted, into such number of shares of the Company’s common stock equal to such amount of outstanding principal amount and accrued but unpaid interest divided by approximately $0.0697 per share (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the capital stock of the Company). In addition, on August 11, 2016, VPC SBIC I, LP acquired all of our outstanding preferred stock (the “Preferred Stock Purchase Transaction”).

The foregoing description of the Credit Facility Amendments and Preferred Stock Transaction is a summary only and does not purport to describe all of the terms thereof. The Company intends to file a Current Report on Form 8-K with respect to the Credit Facility Amendments, the Preferred Stock Transaction and certain related transactions no later than August 17, 2016. Investors and prospective investors are encouraged to read such Form 8-K in its entirety when it is available.

The process of negotiating with the Company’s stakeholders in connection with the Credit Facility Amendments and the Preferred Stock Purchase Transaction diverted significant management time and internal resources from the Company’s normal processes for reviewing and completing its financial statements and related disclosures. Additionally, pending completion of the Credit Facility Amendments, the Company had limited additional resources to engage outside professionals necessary to prepare and finalize its Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2016 (the “Subject Report”). As a result, the Subject Report could not be filed with the Securities and Exchange Commission by the prescribed due date without unreasonable effort or expense.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Curt Kroll	(314)	656-4321
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Katy Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-16-2016	By /s/	Curt Kroll	Title:	Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).